

441 Lexington Avenue, 15th Floor
New York, NY 10017
212-785-5567

January 5, 2021

Steve Waters
Boston Private Financial Holdings, Inc.
Chairman of the Board
Ten Post Office Square
Boston, MA 02109

Anthony DeChellis
Boston Private Financial Holdings, Inc.
President and CEO
Ten Post Office Square
Boston, MA 02109

Mr. Waters and Mr. DeChellis:

HoldCo Asset Management, LP ("HoldCo"), through its managed funds, is one of Boston Private Financial Holdings, Inc.'s ("BPFH" or "the Company") largest shareholders with a total of 4,049,713 shares, representing approximately 4.9% of the Company's shares, valued at approximately $34 million as of January 4, 2021. We bought these shares between August 10, 2020 and October 27, 2020 because we believed the market's valuation of BPFH was overly harsh considering the Company's attractive franchise and markets.

We did, however, feel that drastic measures would be required to boost the market's valuation of BPFH and that, absent a major overhaul, a sale would be the best path forward for the Company. Our conversations with BPFH's management team on August 24, September 3 and October 26, during which Mr. DeChellis reiterated the Company's desire to pursue an ambitious turnaround of the wealth business, gave us extreme heartburn. The last thing we thought the Company should be doing was spending more money pursuing a pie-in-the-sky growth strategy in this highly challenging operating environment.

To that end, we were planning to send you the attached presentation, which we had been preparing for several weeks, that outlines these concerns and urges a sale of the Company. Based on the announcement last night that BPFH is selling itself to SVB Financial Group ("SVB"), it appears that BPFH's Board of Directors ("the Board") has concluded that a sale is the best path. While we commend and applaud you for deciding to pursue a sale of the Company, we believe the price is grossly too low, and we have several concerns following our review of the transaction and the call hosted by SVB's management team.

Our primary concern is that, based on comments made on the call and our review of the transaction metrics, it does not appear BPFH conducted a competitive process to maximize value for shareholders. Despite what might appear to be a meaningful premium, BPFH has been trading at a discount to tangible book value and an even more significant discount to potential acquirers, including SVB. Based on our modeling on pages 49 to 63 of the presentation, we estimate that BPFH should have easily been able to obtain a premium of at least 60% (1.4x tangible book value) in a competitive process. In fact, while we had not identified SVB as a potential partner for BPFH, our math indicates that SVB could afford to pay a substantially higher price for the Company while still delivering attractive returns to its own shareholders. Using the same assumptions as those disclosed in SVB's investor presentation, our model indicates that a $13.50 purchase price (~60% premium) would still be tangible book value per share and earnings per share accretive for SVB while a $17.00 purchase price (100% premium) would result in an earnback below three years. The purchase price would be even higher if the massive restructuring charge, which includes "growth investments" and talent retention packages, were more in line with other transactions.

As it currently stands, this transaction values BPFH at the second lowest tangible book value multiple of any company acquired in 2020 with a deal value over $100 million. This is for a franchise with substantial scale, an established brand, excellent core deposit franchise and irreplicable wealth management business that operates in some of the best markets in the county. Even more worrisome, we are being asked to exchange our shares for shares of SVB, a bank that currently trades at 2.76x tangible book value and nearly 20x earnings following a 55% run-up in its stock price over the last year, a year in which the SNL U.S. Bank Index fell 16%. Needless to say, we are not enthusiastic about exchanging massively undervalued currency for currency trading at such a high multiple.

When we consider this alongside the miniscule 20% cost savings, enormous $200 million restructuring charge (which includes "growth investments" and talent retention packages) and the ongoing role for key BPFH executives (including Mr. DeChellis as co-head of the combined private banking and wealth management business), we worry that the Board may have cut a deal that was optimal for management but suboptimal for shareholders. In fact, our analysis indicates that BPFH could have easily cut 15-20% of its expenses on a standalone basis, which suggests that SVB does not intend to cut much fat at all or that shareholders are not receiving value for these cost savings.

We have had serious concerns for some time about the Board's misalignment with shareholders given that the directors combined own less than 1% of the Company. In addition, certain decisions made by the Board in the past appear inconsistent with those of a fiduciary. While we outline these concerns in detail on pages 27-36 of the presentation, our main issue is that the Board does not appear to view BPFH through the lens of a shareholder. Unfortunately, the decision to partner with SVB at one of the lowest valuations we have seen all year in a management-friendly transaction instead of running a comprehensive, competitive sale process designed to maximize shareholder value would add even more fuel to these concerns.

For these reasons, we urge the Board to ensure that that the following steps are taken promptly:

1) **Sale Process**: Shareholders should be provided with information that would enable us to determine whether the sales process undertaken was comprehensive and competitive. Specifically: (1) how long did the sales process take?; (2) how many potential buyers were contacted?; (3) how many banks signed confidentiality agreements?; (4) how many banks accessed the data room?; (5) how many banks pursued diligence?; (6) how many banks submitted bids?

2) **Management Agreements**: Shareholders should also be given full disclosure of agreements of any kind that are anticipated to be entered into between SVB, on one hand, and senior management and the Board on the other hand.

3) **Process for Third Party Bidders**: The Board should publicly confirm that it is open to accepting other superior offers. It is important that the Board follows a fair and open process that ensures if another bank is willing to pay superior consideration to shareholders, even if this involves management receiving no benefits, such bid will be accepted by BPFH.

4) **Termination Fee**: The Company should publicly disclose the amount of any termination fee that BPFH must pay SVB if it accepts a superior offer from a competing acquirer.

We ask that you provide this information promptly so that we and other shareholders can better understand the process that resulted in what we view as a transaction that does not appear to maximize value for the Company's shareholders.

Sincerely,

Vik Ghei (vik@holdcoam.com) and Michael Zaitzeff (misha@holdcoam.com)
HoldCo Asset Management, LP

cc: Jonathan Leitner, Chief Financial Officer (jonathan@holdcoam.com)
       James Mckee, General Counsel and Investment Counsel (james@holdcoam.com)
       Nima Attar, Senior Analyst (nima@holdcoam.com)
       Jason Blumberg, Senior Analyst (jason@holdcoam.com)
       Sean Lim, Senior Analyst (sean@holdcoam.com)
       Brett Gardner, Senior Analyst (brett@holdcoam.com)



Presentation to the Board of Directors of Boston Private Financial Holdings (ticker: BPFH)

January 5, 2021

Disclaimer

This presentation (the "Presentation") is for discussion and general informational purposes only. This Presentation is not investment advice, an investment recommendation, or an offer to buy or sell or the solicitation of an offer to buy or sell any securities, including without limitation any interests in a fund managed by and/or associated with HoldCo Asset Management, LP ("HoldCo").

The views of HoldCo contained in this Presentation are based on publicly available information with respect to Boston Private Financial Holdings, Inc. ("BPFH") and certain other companies discussed herein. HoldCo recognizes that there may be nonpublic information in the possession of BPFH or others that could lead BPFH and others to disagree with HoldCo's analyses, conclusions or opinions.

Certain financial information and data used in the Presentation have been obtained or derived from public filings, HoldCo's internal estimates and research, industry and general publications, research conducted by third parties and other sources. HoldCo has not sought or obtained consent from any third parties to use any statements or information indicated in the Presentation as having been obtained or derived from statements made or published by third parties. Any such statements or information attributed to a third party should not be viewed as indicating the support of such third party for the views expressed herein. No agreement, arrangement, commitment or understanding exists or shall be deemed to exist between HoldCo and any third party by virtue of using such statements or information or furnishing this Presentation.

Except for the historical information contained herein, the matters addressed in this Presentation are forward-looking statements that involve certain risks and uncertainties. You should be aware that actual results may differ materially from those contained in the forward-looking statements. HoldCo may change any of its opinions expressed herein at any time, and HoldCo is under no obligation to update any information, opinions or statements contained in this Presentation.

None of HoldCo, its affiliates or their respective directors, officers, employees, shareholders, members, partners, managers or advisors shall be responsible or have any liability to any person in relation to the distribution or possession of this Presentation in any jurisdiction. No warranty is made that any data or information in this Presentation is accurate. None of HoldCo, its affiliates or their respective directors, officers, employees, shareholders, members, partners, managers or advisors shall be responsible or have any liability for any misinformation, errors or omissions contained in this Presentation.

A fund managed by HoldCo has invested in the securities of BPFH and consequently has an economic interest in the price of these securities. HoldCo may increase, decrease or hedge such investment in BPFH, or otherwise change the form of such investment in BPFH, for any or no reason at any time. HoldCo disclaims any duty to provide updates or changes to the manner or type of any investment in BPFH or other company.

This Presentation may not be reproduced, in whole or in part, without prior written permission from HoldCo.

Table of Contents



I. ABOUT HOLDCO

Who we are

- HoldCo Asset Management, LP ("HoldCo") is pleased to provide this Presentation to the Board of Directors of Boston Private Financial Holdings, Inc. ("BPFH")

- HoldCo, through one of its managed funds, is a large owner of BPFH common stock:
  - We own 4,049,713 shares of common stock as of January 4, 2020
  - 4.9% of BPFH's outstanding common stock
  - Market value of approximately $34 million
  - HoldCo may increase, decrease or hedge such investment in BPFH, or otherwise change the form of such investment in BPFH, for any or no reason at any time. HoldCo disclaims any duty to provide updates or changes to the manner or type of any investment in BPFH

- HoldCo was founded in 2011 by Vik Ghei and Misha Zaitzeff, and currently has 8 full-time investment and operations-focused professionals in New York City

- Our regulatory assets under management ("AUM") was over $900 million as of December 31, 2020

- Over the past 7 years, HoldCo has made over 120 investments totaling approximately $1.3 billion

- HoldCo's funds currently own more than $400 million in equity instruments issued by U.S. banks and have a long history of investing in regional banks as well as other financial assets (corporate credit, structured credit, and event-driven equity instruments)

Who we are (cont'd)

- HoldCo's funds are deliberately structured differently than most hedge funds to enable a long-term disposition with respect to our investments and allow us to "think like a stakeholder of a business" rather than an owner of a speculative financial instrument
  - Short-term considerations are not important to us
  - Things that actually create long-term shareholder value are

- For example, the fund that holds BPFH shares has the following characteristics which are different than typical hedge funds:

Characteristic	HoldCo	Typical Hedge Funds
Fund Life	7 years from raise with 1-year extension option	Quarterly redemption rights
Leverage	None at the fund level	Often significant leverage is utilized at the fund level
Investor Base	Endowments, hospitals, and family offices with a long-term view towards capital appreciation	Often "funds of funds" or other similar investors whose perspective is short term in nature

- We provide this level of transparency so that BPFH understands that HoldCo is not a speculator or an activist investor focused on a short-term "trade"
  - To the contrary, HoldCo is a long-term investor
  - All of our suggestions herein reflect that long-term disposition
  - This, however, does not mean that we believe that time is not of the essence
  - In order to create long-term shareholder value, certain actions should be taken now or soon

HoldCo's principals have significant experience investing in banks and bank holding company turnaround stories



HoldCo was formed and invested in dozens of distressed debt instruments issued by failed bank holding companies that were in various stages of liquidation

Fund II invested 41% of its capital commitments in bank-related credit including stressed and distressed situations involving activism

Fund III invested 70% of its capital commitments in bank equity instruments
July 2020-Present

Principals invested in FDIC-assisted failed bank recapitalizations (at prior firms)

Principals shorted regional banks (at prior firms)

2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021

Principals went long select super-regional bank equities and mega-cap credit (at prior firms)

Principals evaluated dozens of non-failed bank recapitalizations but passed due to safety concerns (at prior firms)

Fund I invested 93% of its capital commitments in bank-related credit including stressed and distressed situations involving activism

HoldCo Pursued public short activist campaign with First NBC Bank (ticker FBNC), which subsequently failed on 4/28/17

HoldCo made no investments in banks due to valuation concerns and sold a substantial majority of its positions

Notes: "Fund I" refers to HoldCo's first flagship fund, "Fund II" refers to HoldCo's second flagship fund, and "Fund III" refers to HoldCo's third flagship fund. Activities prior to 2011 represent the Principals' experience prior to forming HoldCo or its related entities.

HoldCo's historical approach to bank activism has typically involved non-public dialogue with management teams / boards

- Since the financial crisis, HoldCo and/or its principals have been stakeholders in dozens of misguided, stressed, or distressed U.S. bank holding companies across a broad range of asset sizes and geographies

  - In connection with these investments, HoldCo has frequently undertaken a vigilant and active role in pursuing value-maximization strategies

- These value-maximization strategies have differed based on the particular circumstances of the subject bank or bank holding company, but have typically included one or more of the following:

  - Frequent and regular dialogue with management with the goal of developing a constructive relationship built on the pillars of mutual alignment and trust

  - HoldCo's expression of proposed value-maximizing pathways with respect to the subject bank

  - Direct engagement with fiduciaries such as the subject bank's board of directors

  - In certain cases, the exercise of legal or statutory remedies available to HoldCo as stakeholder

- HoldCo believes that its efforts have been largely successful in achieving a favorable outcome

HoldCo has launched only one public engagement effort in the banking sector

- As described on the prior slide, HoldCo typically opts to engage with company boards and management teams behind the scenes

  - However, in certain select circumstances, **particularly when we believe that a company's leadership is heading down a troublingly value-destructive path**, we have felt it necessary to express our views publicly in order to protect our investment

- To date, we have only done this one time in the banking sector when we held a net short position in First NBC Bank Holding Company ("FNBC")[1], an approximately $5 billion asset bank holding company with a peak market capitalization of over $800 million

- In total, we sent four public letters outlining our research regarding improper disclosures and concerning issues:

  - #1: http://holdcoam.com/wp-content/uploads/Letter_to_FNBC.pdf

  - #2: http://holdcoam.com/wp-content/uploads/Second_Letter_to_FNBC.pdf

  - #3: http://holdcoam.com/wp-content/uploads/Third_Letter_to_FNBC.pdf

  - #4: http://holdcoam.com/wp-content/uploads/fourth_letter_to_fnbc.pdf

- Following our first letter, (1) the SEC commenced an investigation into FNBC, (2) E&Y declined to stand for re-appointment as FNBC's auditor, (3) the Federal Reserve and state regulator deemed FNBC to be in "troubled condition", (4) FNBC entered into a Consent Order with the FDIC and the state regulator

- On April 28, 2017, the Louisiana Office of Financial Institutions closed First NBC Bank and appointed the FDIC as Receiver[2]

- FNBC was the largest bank failure in the United States since the 2008 financial crisis[3]

Notes: (1) HoldCo owned $8 million in face value of FNBC's subordinated debt and was short FNBC's common stock (2) FDIC press release, dated April 28, 2017; (3) Doral Bank, a bank located in Puerto Rico, was larger.

HOLDCO
ASSET MANAGEMENT

Our FNBC campaign was covered extensively by local and national media outlets

The Times-Picayune | nola.com | The New Orleans ADVOCATE



First NBC Bank's parent company files for bankruptcy protection

BY RICHARD THOMPSON | rthompson@theadvocate.com MAY 11, 2017 - 7:30 PM 3 min to read

Last summer, HoldCo Asset Management, which owns the fund that is First NBC's second-largest unsecured creditor, became a leading critic of First NBC, questioning in a series of public letters the bank's management and accounting practices, especially of tax credit-related projects.

"We don't think any research analyst who covers your stock truly understands this tax business, its accounting treatment, its regulatory treatment or its economic value," HoldCo said in an Aug. 12 letter.

That letter also suggested the bank needed to raise at least $300 million to improve its capital level.

HoldCo's qualms grew strong enough that it began "shorting" First NBC stock at the same time it was an investor, meaning that it would profit if shares continued to fall in value.

At the time, First NBC dismissed HoldCo's critiques, calling them "nothing but a cheap attempt to put FNBC into bankruptcy in order to acquire the company on the cheap."

Coming after First NBC's failure, the bankruptcy petition is hardly a shock. After the April 28 seizure, First NBC Bank was acquired by Mississippi-based Hancock Holding Co., the parent company of Whitney Bank, in a deal that included $1.6 billion in deposits and $1 billion in better-performing assets, including $600 million in cash.

S&P Global Market Intelligence

NASHVILLE NOTES >

First NBC provides a bank investing primer BLOG

Tuesday, November 8, 2016 6:35 PM ET

By Jeff K. Davis

If you have not read HoldCo Asset Management's Oct. 25 letter to the board of directors of First NBC Bank Holding Co., it is a wickedly good read for bank investors and a reminder to pay close attention to a bank's assets and the parent company's liquidity and capital structure. That may be an obvious statement given what transpired during 2008-2010, but greed and fear are powerful emotions, and the fear of the crisis has passed. Carrying the thought a step further, investors should always review a

First NBC's former chief, Ashton Ryan, indicted on bank fraud and conspiracy charges

BY ANTHONY MCAULEY | STAFF WRITER PUBLISHED JUL 10, 2020 AT 10:00 PM | UPDATED JUL 10, 2020 AT 11:51 PM 8 min to read

While regulators were slow to see the cracks in the First NBC facade, a group of hedge fund investors did spot the dangers early and were among the first to ring alarm bells.

They included Vik Ghei and Misha Zaitzeff, who run a New York fund that specializes in sniffing out companies with trouble lurking in their accounts. In 2015, they thought there was something fishy about the value First NBC put on tax credits it owned, including the tax breaks available for investment to rehabilitate historic New Orleans buildings after Katrina.

The hedge fund managers wrote a series of public letters to the bank's management. They asked probing questions about the tax credits and balance sheet.

"Given your unique position as perhaps the worst capitalized bank in the country above $1 billion in assets, do you need to raise additional capital?" was one of many aimed at Ryan and First NBC.

The spotlight triggered a rout in the bank's stock that took it from a high of nearly $42 a share at the end of 2015 to just above $5 a share a year later. It also brought renewed scrutiny from regulators who eventually found the bank to be insolvent and shut it down.

THE WALL STREET JOURNAL.

First NBC Bank's Troubles Mount

An investor betting against the bank's stock says it should consider a pre-packaged bankruptcy

By Rachel Louise Ensign

Oct 25, 2016 12:49 pm ET

Shares of the troubled New Orleans-based bank fell about 18% Tuesday after an investor who is both a holder of the firm's debt and betting against its stock suggested the bank should consider a pre-packaged bankruptcy filing.

HoldCo Asset Management released a public letter on Tuesday morning suggesting a prepacked filing that would wipe out holders of First NBC's common stock would be the best solution to the bank's ongoing financial struggles. HoldCo said that its proposed bankruptcy plan, where it would also provide $30 million of new equity for the bank, would be a solution.

New Orleans's Premier Bank, First NBC, Runs Into Problems

Tax credits from reconstruction projects lead to questions about earnings, capital levels and accounting

The bank's problems this year led an investment firm that owns the bank's debt, HoldCo Asset Management, to bet against the stock. This, the firm said, was initially a way to hedge against the prospect of default by the bank. HoldCo also released public letters questioning the bank's accounting.

AMERICAN BANKER

"External pressure is compounding internal issues at First NBC Bank Holding in New Orleans….The $4.8 billion-asset company, which has been grappling with financial-reporting problems and problematic energy loans for months, must now confront an investor's claim it needs to raise $300 million in capital over the next two years…HoldCo Asset Management, a New York firm that owns $8 million in First NBC subordinated debt, made the claim in an Aug. 12 letter to Ashton Ryan Jr., the banking company's chairman, president and chief executive. HoldCo, which is run by Vik Ghei and Misha Zaitzeff, asserted that First NBC will suffer when Basel III is fully implemented in 2018.

Source: https://www.nola.com/article_d16b35b2-a890-51a9-9ee5-466ad1ddcf4e.html; https://www.nola.com/news/business/article_da207b0a-c14a-11ea-801a-b73e0decdfce.html; https://blogs.wsj.com/moneybeat/2016/10/25/first-nbc-banks-troubles-mount/; https://platform.marketintelligence.spglobal.com/web/client?auth=inherit#news/article?id=38307230&keyproductlinktype=2; https://www.wsj.com/articles/new-orleanss-premier-bank-first-nbc-runs-into-problems-1476664871



II. EXECUTIVE SUMMARY

What is the purpose of this Presentation

- In HoldCo's 10 years of operation, we have rarely felt the need to express our views on an investment publicly and generally only do so to protect our investment when we believe the company's current direction is likely to significantly erode shareholder value

- In the case of BPFH, we have spoken privately with the new management team on several occasions in order to better understand their plans for the Company:
  - August 24, 2020: Call with Steven Gaven (CFO) and Adam Bromley (Director of IR)
  - September 3, 2020: Call with Anthony DeChellis (President and CEO), Steven Gaven and Adam Bromley
  - October 26, 2020: Call with Anthony DeChellis, Steven Gaven and Adam Bromley

- Unfortunately, none of these conversations convinced us that BPFH is taking the right steps to reverse the value destruction shareholders have already suffered and prevent further erosion

- The reality is that BPFH has underperformed the broader bank index over any relevant timeframe and currently trades at 0.88x tangible book value[1], among the lowest valued banks of its size
  - Only 5 out of 87 banks between $5 billion and $15 billion in assets trade at a lower valuation[2]

- We believe BPFH's poor market performance is a function of (1) the private bank's abysmal profitability and stagnant growth and (2) concerns about further value destruction in the wealth management business through aggressive spending to reach an unrealistic AUM target

Source: S&P Global Market Intelligence.
Notes: (1) Market data as of January 4, 2021; (2) Includes publicly traded U.S. banks with between $5B and $15B in assets as of September 30, 2020.

What is the purpose of this Presentation (cont'd)

- Yet instead of addressing the glaring profitability issues at the private bank, which contributed over 80% of BPFH's pre-tax pre-provision income in 2019[1] , BPFH's Board of Directors ("the Board") and management appear to be myopically focused on rebuilding the floundering wealth business

- Whether or not that rebuild is ultimately successful (and we have serious doubts), the fact remains that the poor performing private bank will continue to create a significant overhang on the Company's valuation

- As one of BPFH's largest shareholders, we believe senior leadership's priorities are out of whack and demand that the Board and management immediately take the following steps:
  - **(1)** Abandon the aggressive and potentially very costly wealth management growth strategy
  - **(2)** Focus on improving the private bank's profitability through cost cuts or other measures
  - **(3)** Evaluate a sale of the franchise as a whole or in pieces
  - **(4)** In the meantime, utilize excess capital to repurchase stock at today's attractive levels

- We believe these actions would result in significant value creation for BPFH's shareholders

- While we are open to a number of potential paths for the Company, it is completely unacceptable for a bank with BPFH's scale, core deposit franchise, market demographics and credit profile to trade at such a massive discount to peers and tangible book value

---

Source: BPFH Form 10-K, filed February 28, 2020.
Notes: (1) Based on $81M private bank pre-tax pre-provision income (includes parent company revenues and expenses) and $100M consolidated pre-tax pre-provision income.

What is the purpose of this Presentation (cont'd)

- More than anything else, we believe this speaks to a gross mismanagement of the Company's resources and a clear failure in leadership

- We hope the Board (who own extremely little stock and receive generous board fees) and new management (who also own very little stock and were brought in specifically to rebuild the wealth business) will start viewing BPFH through the lens of a shareholder

- However, if history is a guide, we believe the Board already passed on at least one opportunity to maximize value for shareholders through a sale at a much higher price

- The Board's subsequent decision to replace former CEO and sizeable shareholder Clay Deutsch with expensive executives and go all in on a potentially very costly wealth management growth strategy while ignoring the glaring problems at the private bank does not bode well for shareholders

- We hope to be proven wrong and welcome an open dialogue with the Board and other shareholders on these important issues



III. HOW BPFH GOT HERE

A timeline of key events since BPFH emerged from the Great Recession

- BPFH was hit hard during the Great Recession, with after-tax losses of $422 million in 2008, $35 million in 2009 and $21 million in 2010[1], primarily driven by problem loans in its Southern California markets

- This precipitated a series of preferred and common stock offerings led by The Carlyle Group ("Carlyle"), resulting in Carlyle become the largest shareholder of the Company

- In connection with BPFH's recapitalization, Clay Deutsch replaced former CEO Timothy Vaill to help turn BPFH around

- Mr. Deutsch was successful in addressing BPFH's credit problems to such an extent that BPFH began releasing reserves in 2012 and continued doing so in every subsequent year
  - We believe this has been a major tailwind behind BPFH's stock price performance since the Great Recession

- In 2013, Carlyle exited its stake in BPFH through a secondary offering[2]

- In 2014, BPFH acquired FL-based Banyan Partners, LLC ("Banyan"), a wealth management firm with $4.3 billion in AUM at the time of acquisition[3]

Notes: (1) BPFH Form 10K, filed March 11, 2011 (see page 66); (2) BPFH Form 8K, filed July 23, 2013; (3) BPFH Form 8K, filed July 16, 2014.

15

A timeline of key events since BPFH emerged from the Great Recession (cont'd)

- While Banyan added significant scale to BPFH's existing wealth business, it also created a culture clash that resulted in the departure of a number of wealth advisors and significant AUM outflows

- Subsequently, in 2018, BPFH sold two if its wealth management affiliates – Anchor Capital Advisors LLC ("Anchor")[1] and Bingham, Osborn & Scarborough, LLC ("BOS")[2] – back to their management teams, transactions that nearly halved the Company's AUM and fee income

- While these sales were presented as strategic choices by the Company to deploy capital elsewhere, it was widely known that BPFH's legacy advisors were unhappy following the Banyan acquisition

- Following the sale of Anchor and BOS, BPFH has struggled to contain further advisor departures and AUM outflows

- This culminated in the abrupt replacement of Mr. Deutsch with Anthony DeChellis and subsequent departure of several members of Mr. Deutsch's executive team

- Since joining the Company in 2018, Mr. DeChellis has hired several wealth management industry veterans and committed to an ambitious wealth management growth strategy targeting $50B in assets by the end of 2022 (a >200% increase over current AUM of $16.3B)

Notes: (1) BPFH Form 8K, filed April 13, 2018; (2) BPFH press release, filed October 17, 2018.

16



IV. HOLDCO'S CONCERNS WITH
BPFH'S PERFORMANCE

We believe several factors have weighed on BPFH's franchise value



High Quality Core Deposit Franchise

Meaningful Scale

Attractive Markets

Wealth Franchise

Strong Credit Culture

Low Margin Lending

Stagnant Growth

Unsupportable Expense Base

Costly Wealth Strategy

Scattered Footprint

Uninvested Leadership

Our Perspectives on BPFH

- BPFH continues to trade below liquidation value[1] and underperform the broader bank index despite its meaningful scale, strong credit culture, high-quality core deposit base, diversified revenue stream and presence in some of the best markets in the U.S.

- We believe the Company's weak stock performance stems from the private bank's poor profitability and growth, as well as shareholder concerns surrounding the anticipated spending required to rebuild BPFH's floundering wealth management business

- The private bank's issues are largely a function of low-margin lending (particularly jumbo prime residential) that simply does not generate enough revenue to support BPFH's expenses

- Beyond this, the Company has struggled to scale the business even during good times, making the private bank both a low margin *and* low growth business

- Yet, instead of dealing with these issues, senior leadership appears to be myopically focused on rebuilding its floundering wealth business

- In our view, the call to action is clear: <u>abandon the unrealistic wealth business rebuild, cut costs in the private bank, explore a sale of the franchise as a whole or in pieces and repurchase stock with excess capital</u>

Notes: (1) BPFH trades at 0.88x tangible book value (January 4, 2021).



BPFH has underperformed the broader bank index over any relevant timeframe, even before the onset of the pandemic

HOLDCO
ASSET MANAGEMENT

Total Stockholder Return Through 1/4/21 (Current)

■ BPFH ■ SNL U.S. Bank

40.3%

(28.5%)
(14.8%)
1-Year

(40.1%)
(4.1%)
3-Year

(14.6%)
5-Year



Total Stockholder Return Through 12/31/2019 (Pre-Covid)

■ BPFH ■ SNL U.S. Bank

18.8% 35.4%
1-Year

(19.5%) 32.9%
3-Year

5.5% 70.8%
5-Year

Source: S&P Global Market Intelligence.

BPFH is one of the lowest valued banks in the country despite its attractive franchise



87

- 87 publicly traded U.S. banks between $5B and $15B in assets[1]

5

- *Only 5 of those 87* banks trade at a lower tangible book value multiple than BPFH

1

- *BPFH is the only bank* in the bottom six with an enviable deposit base and diversified revenue stream

	1/4/21 Price/TBV	3Q20 Non-CD Deposits	3Q20 Cost of Deposits	Fees / Revenue
Boston Private	0.88x	93%	0.33%	31%
Luther Burbank	0.84x	40%	1.17%	4%
Flushing	0.80x	78%	0.57%	5%
Amerant	0.79x	44% foreign	0.82%	20%
Berkshire Hills	0.76x	72%	0.61%	18%
Hanmi	0.63x	74%	0.55%	12%

Source: S&P Global Market Intelligence data through January 4, 2021.
Notes: (1) Includes publicly traded U.S. banks with between $5B and $15B in assets as of September 30, 2020.

The private bank's consistently poor and worsening profitability creates a significant drag on valuation

Efficiency Ratio

Legend: Peer 25th-75th Percentile | Peer Median | BPFH Private Bank



BPFH Private Bank: 67% (2015), 61% (2016), 66% (2017), 67% (2018), 67% (2019), 75% (Q1 2020), 72% (Q2 2020), 70% (Q3 2020)

Peer Median: 62% (2015), 60% (2016), 58% (2017), 57% (2018), 57% (2019), 58% (Q1 2020), 55% (Q2 2020), 55% (Q3 2020)

2015 | 2016 | 2017 | 2018 | 2019 | Q1 2020 | Q2 2020 | Q3 2020

Pre-Tax Pre-Provision Income / Average Earning Assets

Legend: Peer 25th-75th Percentile | Peer Median | BPFH Private Bank



Peer Median: 1.58% (2015), 1.63% (2016), 1.68% (2017), 1.80% (2018), 1.77% (2019), 1.79% (Q1 2020), 1.94% (Q2 2020), 1.89% (Q3 2020)

BPFH Private Bank: 0.98% (2015), 1.18% (2016), 1.03% (2017), 1.00% (2018), 1.00% (2019), 0.72% (Q1 2020), 0.83% (Q2 2020), 0.83% (Q3 2020)

2015 | 2016 | 2017 | 2018 | 2019 | Q1 2020 | Q2 2020 | Q3 2020

Source: S&P Global Market Intelligence; Company filings.
Notes: (1) Peers include publicly traded U.S. banks with between $5B and $15B in assets as of September 30, 2020; (2) BPFH Private Bank includes private bank segment and parent company only fees and operating expenses.

The private bank's profitability ranks near dead last among similarly sized banks

Efficiency Ratio	2015	2016	2017	2018	2019	Q1 2020	Q2 2020	Q3 2020
BPFH Private Bank	67%	61%	66%	67%	67%	75%	72%	70%
Peer Median	62%	60%	58%	57%	57%	58%	55%	55%
Peer 25th %	66%	66%	63%	61%	61%	63%	58%	58%
Rank vs. 87 Peers	68	51	74	80	82	83	84	86
# of Banks Worse	19	36	13	7	5	4	3	1
Percentile	22%	41%	15%	8%	6%	5%	3%	1%

Pre-Tax Pre-Provision Income / Average Earning Assets	2015	2016	2017	2018	2019	Q1 2020	Q2 2020	Q3 2020
BPFH Private Bank	0.98%	1.18%	1.03%	1.00%	1.00%	0.72%	0.83%	0.83%
Peer Median	1.71%	1.78%	1.84%	1.96%	1.94%	1.79%	1.94%	1.89%
Peer 25th %	1.44%	1.56%	1.65%	1.69%	1.66%	1.47%	1.58%	1.58%
Rank vs. 87 Peers	80	77	82	83	83	84	85	84
# of Banks Worse	7	10	5	4	4	3	2	3
Percentile	8%	11%	6%	5%	5%	3%	2%	3%

Source: S&P Global Market Intelligence; Company filings.
Notes: (1) Peers include publicly traded U.S. banks with between $5B and $15B in assets as of September 30, 2020; (2) BPFH Private Bank includes private bank segment and parent company only fees and operating expenses.

While the private bank's low margin lending is somewhat responsible for its sub-par profitability...

Yield on Loans



Net Interest Margin



Source: S&P Global Market Intelligence.
Notes: (1) Peers include publicly traded U.S. banks with between $5B and $15B in assets as of September 30, 2020; (2) BPFH figures are for the consolidated company.

...other low-margin banks compensate through more efficient operations

- BPFH's private bank ranks at or near dead last on expense and profitability metrics compared to peers with lower net interest margins

- In other words, all but one of the banks below generate better profitability than BPFH's private bank despite lower net interest margins

2019 Income Statement Metrics (% of Average Earning Assets)

Bank	Net Interest Income	Noninterest Income	Noninterest Expense	Net Operating Expense	Efficiency Ratio	PTPP Income	Price / TBV
Luther Burbank Corporation	1.84%	0.07%	0.89%	0.83%	46.9%	1.01%	0.85
TriState Capital Holdings, Inc.	1.97%	0.23%	1.74%	1.50%	61.6%	1.03%	1.08
Century Bancorp, Inc.	2.10%	0.35%	1.45%	1.10%	58.4%	1.02%	1.18
Capitol Federal Financial, Inc.	2.26%	0.23%	1.18%	0.95%	45.8%	1.34%	1.35
Merchants Bancorp	2.40%	0.92%	1.24%	0.33%	36.7%	2.07%	1.52
Dime Community Bancshares, Inc.	2.41%	0.15%	1.49%	1.34%	57.5%	1.10%	1.01
Flushing Financial Corporation	2.47%	0.12%	1.72%	1.60%	66.4%	0.87%	0.81
Northfield Bancorp, Inc.	2.55%	0.25%	1.65%	1.40%	58.8%	1.15%	0.91
Kearny Financial Corp.	2.56%	0.23%	1.76%	1.53%	62.5%	1.03%	1.04
Peapack-Gladstone Financial Corporation	2.63%	0.32%	1.56%	1.24%	52.7%	1.40%	0.89
Washington Trust Bancorp, Inc.	2.77%	0.62%	1.69%	1.07%	49.9%	1.70%	1.67
Boston Private Bank Segment	**2.80%**	**0.19%**	**1.99%**	**1.80%**	**66.6%**	**1.00%**	**0.87**
Boston Private Bank Rank (Out of 12)	**1**	**9**	**12**	**12**	**12**	**11**	**10**
Peer Median	**2.41%**	**0.23%**	**1.56%**	**1.24%**	**57.5%**	**1.10%**	**1.04**

Source: S&P Global Market Intelligence; Company filings.
Notes: (1) Peers include publicly traded U.S. banks with between $5B and $15B in assets as of September 30, 2020; (2) BPFH Private Bank includes private bank segment and parent company only fees and operating expenses.

Any way we look at it, BPFH should be cutting costs to bring operating margins in line with peers

- In the analysis below, we compare BPFH's expenses to three groups: (1) low margin peers (see page 24), (2) Peapack Gladstone, a low-margin, wealth-focused bank in NJ and (3) Washington Trust, a slightly higher-margin, wealth-focused bank in RI

- The analysis indicates that BPFH's expenses are ~15-20% higher than the various peer groups

- <u>We estimate that a $25M-$35M cost cut could generate up to a 30% increase in per share value</u>

BPFH Expense Analysis				
			Selected Peers with Low Margins:	
	BPFH Private Bank Segment	Low Margin Banks $5B-$15B Assets	Peapack Gladstone Banking Segment	Washington Trust Banking Segment
2019 Metrics:				
Net Interest Margin	2.80%	2.41%	2.46%	2.77%
Noninterest Expense / Avg Earning Assets	1.99%	1.56%	1.56%	1.69%
2019 BPFH Operating Expenses at Peer Ratio	$162.2	$126.8	$126.8	$137.6
Cost Savings		**$35.4**	**$35.4**	**$24.6**
% of Current		*21.8%*	*21.8%*	*15.2%*
After-Tax Cost Savings at 21% Tax Rate		$27.9	$27.9	$19.4
Value of Cost Savings at 8.0x P/E Multiple		$223.6	$223.6	$155.3
One-Time Charges at 1.0x Cost Savings		$27.9	$27.9	$19.4
Net Value Creation from Cost Savings		$195.6	$195.6	$135.9
Net Value Creation Per Share		**$2.38**	**$2.38**	**$1.65**
Implied BPFH Value Per Share	**$8.19**	**$10.57**	**$10.57**	**$9.84**
% Increase in Per Share Value		*29.0%*	*29.0%*	*20.2%*

Source: S&P Global Market Intelligence; Company filings.
Notes: (1) Peers include publicly traded U.S. banks with between $5B and $15B in assets as of September 30, 2020; (2) BPFH Private Bank includes private bank segment and parent company only fees and operating expenses; (3) Washington Trust Banking Segment includes commercial banking segment, corporate segment and subordinated debt interest expense incurred at the holding company.

While more efficient banks are cutting costs, BPFH is growing its wealth business – what's wrong with this picture?

Selected Banks With Publicly Announced Cost Savings Initiatives:











































WELLS FARGO
F.N.B. Corporation
TEXAS CAPITAL BANK
First Mid
ORRSTOWN Financial Services, Inc.
PNC
RIVERVIEW FINANCIAL CORPORATION
FIFTH THIRD BANCORP
ZIONS BANCORPORATION
Midland States Bank
Byline Bancorp, Inc.
amalgamated bank
Busey
Northwest
usbancorp
Atlantic Union Bankshares
BANC OF CALIFORNIA
PARK NATIONAL CORPORATION
UMPQUA BANK
HARBORONE Bancorp

BOSTON PRIVATE
WEALTH ▫ TRUST ▫ PRIVATE BANKING

Median Efficiency Ratio Before Cost Reductions: 60%

Private Bank Efficiency Ratio: 70%

Source: S&P Global Market Intelligence news.



V. HOLDCO'S CONCERNS WITH
BPFH's LEADERSHIP

HoldCo's concerns with BPFH leadership

- In our view, a bank with BPFH's poor profitability and depressed valuation should be:
  1) Cutting costs aggressively to bring profitability in line with peers
  2) Exploring a sale
  3) Buying back stock with any excess capital

- But instead of doing any of these things, BPFH's Board replaced CEO and large shareholder Clay Deutsch with Anthony DeChellis in 2018 to pursue a wildly ambitious and potentially very costly wealth management business rebuild

- We view the Board's decision to put shareholder value at risk by taking the bank in this direction as a reflection of one key fact: <u>BPFH's Board has no skin in the game</u>
  - The Board owns only 719,214 shares (0.9% of the Company)[1], less than almost any peer bank
  - In contrast, Mr. Deutsch owned 737,204 shares at the time of his departure, nearly 3x the shares owned by the other eight directors combined[1]

- Thus, BPFH's directors may not have noticed that their stock has underperformed the broader bank index by an average of 70% over each of their tenures while they have profited handsomely from director fees [2]

- At the risk of sounding cynical, we do not see the Board (who has no skin in the game) or new management (who was brought in to rebuild the wealth business) ending the party any time soon

---

Notes: (1) S&P Global Market Intelligence – Excludes new director Anthony DeChellis and Daniel Nolan (on February 14, 2019, Mr. Nolan resigned from the Board of Directors of the Company); (2) See page 33 for more detail.

HoldCo's concerns with BPFH leadership (cont'd)

- In fact, there is significant inertia to changing direction:
  - Mr. DeChellis and his team are wealth management industry veterans, not community bankers, who are far more likely to be interested in growing the wealth management business than focusing on the floundering private bank
  - Management's cash bonus is based on three performance metrics, two of which – PTPP income growth and Progress Against Strategic Initiatives ("PASI") – reward growth over profitability
  - Management receives a bonus even when it falls short of its financial hurdles:
    - » In 2019, the Company was below target on five of the seven metrics used to determine the bonus yet still received 70% of the target bonus[1]
  - Given that so much compensation is paid in cash no matter how the bank performs or how shareholders do, stock awards are just gravy

- While we understand that compensation cannot be tied exclusively to shareholder returns, we find the massive disconnect between BPFH's executive compensation and the shareholder experience to be completely unacceptable
  - We especially take issue with the Board's decision to pay executives above their funded level in 2019, "To ensure the newly established-management team remains motivated through the Company's strategic transformation"[1]

- If management can't stay motivated without excessive cash payments, then this is the wrong team

---

Notes: (1) BPFH Form DEF 14A, filed March 16, 2020 (see pages 29-33).

29

CEO Clay Deutsch's abrupt replacement removed any semblance of shareholder alignment from the board room

- Former CEO Clay Deutsch was investors' last hope for a shareholder advocate in the boardroom
  - Mr. Deutsch owned 737,204 shares at the time of his departure, nearly 3x the shares owned by the other eight directors combined[1]
  - He also had one of the most impressive resumes we have seen at a community bank (former global leader of McKinsey's Merger Management Practice)[2]

Director Ownership[1]

| | 12/31/2018 | |
	Outstanding	%
Clayton Deutsch	737,204	0.88%
Anthony DeChellis	150,079	0.18%
Mark Furlong	20,498	0.02%
Joseph Guyaux	8,397	0.01%
Deborah Kuenstner	129,273	0.15%
Gloria Larson	17,921	0.02%
Daniel Nolan	65,330	0.08%
Kimberly Stevenson	29,267	0.03%
Luis Ubiñas	4,759	0.01%
Stephen Waters	24,255	0.03%
Lizabeth Zlatkus	18,397	0.02%
Total	1,205,380	1.44%
Ex. Deutsch	468,176	0.56%
Ex. Deutsch, Dechellis and Nolan	252,767	0.30%

"We are somewhat surprised by today's announcement and though the press release indicates that succession planning began over a year ago, a 3 week CEO transition is among the shortest we've seen recently, and a possible CEO transition was not a common speaking point during our recent conversations with BPFH or with their investors. Similarly, we believe the market may be surprised by this swift transition, especially given BPFH just recently launched another cost reduction program alongside 3Q18 earnings. Further, with shares trading at an 11% relative premium to KRX peers on 2019E and a 9% relative premium on 2020E, we believe there was some level of takeout support in the shares, which we believe could be at risk near-term based on this announcement."

- KBW. (11/5/2018)[3]

Notes: (1) S&P Global Market Intelligence – Excludes new director Anthony DeChellis and Daniel Nolan (on February 14, 2019, Mr. Nolan resigned from the Board of Directors of the Company); (2) BPFH Form 8K, filed June 8, 2010; (3) KBW research note dated November 5, 2018.

Clay Deutsch's departure dashed investors' hopes for a sale

- BPFH had been rumored to be a potential seller given its scarcity value in attractive markets

- In February 2015, *The Wall Street Journal* reported that both Canadian Imperial Bank of Commerce ("CIBC") and Royal Bank of Canada ("RBC") had evaluated the acquisition of BPFH, with RBC initially valuing BPFH at about $2 billion[1], which is more than 3 times BPFH's current market capitalization

- While neither transaction came to pass, some investors believed that BPFH would eventually sell when Mr. Deutsch decided to retire[2]



Boston Private's CEO change quells talk of a potential sale

Nov 7, 2018, 3:01pm EST

Boston Private Financial Holdings Inc.'s surprise CEO change this week appears to have killed speculation that it may soon sell itself to another company, shrinking an already-tiny pool of sizable banks in Greater Boston that are considered up for grabs.

Boston Private (Nasdaq: BPFH) announced after markets closed Monday that CEO Clayton Deutsch would retire by the end of the month. He will be replaced by an outsider, former Credit Suisse and UBS executive Anthony DeChellis.

The company's stock price dropped 5.7 percent on Tuesday, a falloff driven at least in part by dashed expectations that Deutsch would sell or merge the company. (The shares were up 1.5 percent as of 3 p.m. Wednesday.)

"There is a contingent of investors who hoped the company would find a merger partner. This is not necessarily how I felt, but it was a topic of many conversations," FIG Partners LLC analyst Christopher Marinac said in an interview.

Speculation about a sale was the product of multiple factors. Such a deal was reportedly a real possibility three years ago. One of Canada's largest banks, Royal Bank of Canada, was in active talks to buy Boston Private before deciding to target another lender, the Wall Street Journal reported at the time. The same article said Boston Private had been on another Canadian bank's list of potential targets.

In addition, with the 63-year-old Deustch approaching retirement age, there was some thought that he would look to a merger as a way to exit the company, rather than hand it off to another CEO. Before joining Boston Private in 2010, Deutsch worked at management consulting giant McKinsey & Co., where he had built a specialty in mergers. (His last position at McKinsey was as global leader of its merger

A placard outside Boston Private's headquarters in downtown Boston.

"There is a contingent of investors who hoped the company would find a merger partner. This is not necessarily how I felt, but it was a topic of many conversations."

- FIG Partners quote (11/7/2018)[2]

"The one thing that we think will promptly change in the mind of investors, is that Boston Private is clearly not going to be acquired in the near term (we think that a takeover premium has moved in and out of the share price at various times over the past 5 years)."

- Sandler O'Neill (11/5/2018)[3]

Notes: (1) "2 Canadian Banks Looked Into Buying Boston Private Bank" (*The Wall Street Journal – February 5, 2015*); (2) "Boston Private's CEO change quells talk of a potential sale" (*Boston Business Journal* – November 7, 2018); (3) Sandler O'Neill research note dated November 5, 2018.

31

Clay Deutsch's departure is particularly concerning considering the remaining insiders barely own any stock



- 86 publicly traded U.S. banks between $5B and $15B in assets[1]

- *Only 3 of those 86* banks have lower insider ownership than BPFH



Insider Ownership % [1]

4.0%

1.2%

BPFH $5B-$15B Bank Median

Source: S&P Global Market Intelligence data through January 4, 2021.
Notes: (1) $5B-$15B Bank Median includes publicly traded U.S. banks with between $5B and $15B in assets as of September 30, 2020.

BPFH's directors have profited handsomely from director fees despite abysmal stock performance

- BPFH has massively underperformed the broader bank index over each of the current directors' tenures

  - BPFH's TSR has averaged <u>nearly 70% underperformance</u> relative to the SNL U.S. Bank Index under the current Board[1]

- While shareholders have suffered, the Board has collected over $6M in total fees (cash, stock and option awards) over their tenures to date



Fees[2]:	$379K	$379K	$1.4M	$581K	$516K	$264K	$2.3M	$545K
	Mark Furlong	Joseph Guyaux	Deborah Kuenstner	Gloria Larson	Kimberly Stevenson	Luis Ubiñas	Stephen Waters	Lizabeth Zlatkus
	(67%)	(67%)	(86%)	(73%)	(56%)	(42%)	(103%)	(58%)

■ BPFH TSR vs SNL U.S. Bank Index Over Each Director's Tenure Through 12/31/2019

Source: S&P Global Market Intelligence; Director compensation per BPFH definitive proxy statements.
Notes: (1) Total stockholder return measured from each director's election date through December 31, 2019 to remove the impact of the Covid pandemic; (2) Fees include cash and stock and option awards.

BPFH's compensation structure fails miserably to align new management with shareholders

- BPFH's executive compensation structure consists of three components: cash base salary, cash annual-executive short-term incentive plan and equity based long-term incentives

- While only the base salary is technically guaranteed, at least some portion of the short-term incentive bonus is essentially guaranteed since it targets approximately 100% of the executive's base salary and hasn't fallen below 65% in the last three years despite BPFH's poor performance[1]

- We find the following components of BPFH's executive compensation plan alarming:
  - Two of three metrics – PTPP income growth and PASI – reward growth over profitability
    - » PASI was introduced by new management and rewards hiring talent, retaining executives, executing a digital technology roadmap and enhancing the Company's infrastructure[1]
  - In 2019, BPFH fell short on two of three metrics – PTPP income growth and ROACE – used to determine the short-term incentive bonus and three of four metrics – year-over-year average deposit growth, net new assets and TSR (versus KRX) – used to modify the bonus yet still received 70% of the target bonus[1]
  - The Company has already issued and plans to continue issuing dilutive shares as part of the long-term incentive plan to attract and retain employees – while we have no issue with share-based compensation per se, it is value destructive to do so at BPFH's depressed valuation
  - The only metric that ties executive compensation directly to the shareholder experience is TSR, which is only used to modify the short-term bonus (not to determine it)

Notes: (1) BPFH Form DEF 14A, filed March 16, 2020 - STI was 125%, 65% and 70% in 2017, 2018 and 2019, respectively (see page 26-33).

Like the Board, new management stands to make a lot of money just for showing up to work

- Management can make a considerable amount of money through the end of 2022 while shareholders wait to see if the strategic plan will be successful
  - Mr. DeChellis could make more than $4M in cash over a three-year timeframe if he is paid his target bonus in each year (assuming no changes in his compensation)
  - The five named executives would make nearly $13M combined over that timeframe

- Meanwhile, management has already told shareholders that the plan will take longer than originally anticipated, creating an even greater income opportunity for the management team

Compensation Analysis: Named Executive Officers						
Executive	12/31/2019 Salary	2019 Target Bonus	2019 Actual Bonus	2019 Cash Compensation	Total Cash at Target	3-Years Cash at Target
Anthony Dechellis	$700,000	$700,000	$390,000	$1,090,000	$1,400,000	$4,200,000
Steven Gaven	$300,000	$225,000	$175,000	$475,000	$525,000	$1,575,000
John Longley	$350,000	$475,000	$158,334	$508,334	$825,000	$2,475,000
Paul Simons	$350,000	$425,000	$300,000	$650,000	$775,000	$2,325,000
Bill Woodson	$350,000	$425,000	$400,000	$750,000	$775,000	$2,325,000
Total	$2,050,000	$2,250,000	$1,423,334	$3,473,334	$4,300,000	$12,900,000

Source: BPFH Form DEF 14A, filed March 16, 2020.

BPFH's decision to kick the can down the road on credit is further evidence of a clear misalignment with shareholders

- Instead of granting 90-day or 180-day deferrals to commercial borrowers facing hardship, BPFH chose a completely different approach pursuant to which almost every single commercial real estate borrower was given an option to receive a second mortgage up to a 75% combined LTV to cover <u>an entire year's principal and interest payments</u>

- This approach to forbearance is not simply strange and unusual, but completely unprecedented:
  - Every single bank that we are aware of – whether it be a money center bank, super-regional bank, regional bank, or community bank – provided deferrals to stressed commercial customers and did so for only 90 days or 180 days
  - We have evaluated hundreds of U.S. regional banks in the last nine months and we are simply unaware of a single bank that has pursued BPFH's approach to forbearance

- It is clear why **virtually every single U.S. bank** employed a completely different deferral approach:
  - It is what the CARES act contemplates
  - It allows investors and regulators to assess loan quality (as deferrals roll off or re-defer)
  - It allows a mechanism following re-deferral to modify, restructure, or foreclose on loans



VI. HOLDCO'S CONCERNS WITH BPFH'S WEALTH STRATEGY

Holdco's concerns with BPFH's wealth strategy

- BPFH has announced an aggressive wealth management growth plan targeting $50B in AUM (from ~$16B today) and a doubling of wealth advisors by the end of 2022[1]

- While we have no issues with the wealth business per se – and believe it can be an excellent diversification tool in a low-rate environment – we just do not see how BPFH can grow so aggressively without spending a lot of money or issuing dilutive shares up front to attract advisors
  - It is our understanding that a wealth advisor would require some form of a cash guarantee (typically 1-3x their trailing revenue) to join a new firm
  - On top of this, BPFH has already spent a considerable amount of money on technology and infrastructure upgrades to attract new advisors to its platform

- From our perspective, BPFH is essentially starting a new business inside a bank and funding it with shareholder capital

- And as with any new business, the costs are both certain and frontloaded while the revenues are uncertain and down the road, if at all

- Considering BPFH's track record of wealth advisor departures and corresponding AUM outflows, we believe there is a very real risk of history repeating itself

- Besides the financial implications, we also see the wealth management rebuild as a distraction from the real issues plaguing BPFH's private bank discussed earlier in the Presentation

Notes: (1) BPFH Investor Day presentation, filed May 6, 2019 (see slide 20).

Holdco's concerns with BPFH's wealth strategy (cont'd)

- HoldCo believes there are very good reasons to doubt BPFH's ability to rebuild this business:

    1) **Losing Track Record:** BPFH has already failed in its attempt to build this business, selling two affiliates back to management and suffering from continued AUM outflows

    2) **Unachievable Goals:** BPFH is running in quicksand as it not only needs to add new AUM but replace AUM outflows in a highly competitive industry, something we doubt is achievable

    3) **No Competitive Advantage:** We are not aware of any unique product, brand or service BPFH offers that would induce a successful advisor to join BPFH over a well-established competitor at a similar compensation level

- As such, we believe BPFH is destined to fail at achieving its AUM target and is likely to continue destroying shareholder value one way or another by throwing money at a competitive industry in which it has limited scale and no competitive advantage:

    1) BPFH will fail to attract successful advisors unless it wastefully expends valuable resources

        - Our major fear is that BPFH will destroy substantial value by paying up to attract advisors with larger books of business who may not ultimately be able to move a significant portion of their AUM over to BPFH and/or who will not agree to anything that ties them down to BPFH, or

    2) BPFH will hire unproven advisors with small or nonexistent books and whose likelihood of success is speculative at best

HOLDCO ASSET MANAGEMENT

BPFH is a small fish in the large and competitive wealth management industry

	Name	U.S. Private Client AUM	Wealth Managers
1	Bank of America	$1.3TR	20,398
2	Morgan Stanley	$1.3TR	15,682
3	J.P. Morgan	$774B	1,332
4	Wells Fargo	$604B	14,709
5	UBS	$601B	7,145
6	Charles Schwab	$421B	2,045
7	Vanguard	$406B	NA
8	Fidelity	$400B	2,400
9	Goldman Sachs	$300B	505
10	Northern Trust	$260B	680
	Top 10	**$6.4TR**	
	Total Industry	**$29TR**	
	BPFH	**$16B**	

- BPFH's $16B AUM represents ***only 0.1% of the $29TR wealth industry AUM***
- In contrast, the top 10 players own >20% of the industry AUM, with the top 5 owning >15%
- The remainder is a highly fragmented group including banks and independent RIAs

Source: The Wall Street Journal 2018 ranking of top wealth management firms; McKinsey & Company "What's new and what's not in US wealth management" (December 2018).





BPFH's wealth management woes began in 2018 with the loss of nearly half its AUM from the sale of Anchor and BOS

BPFH Assets Under Management ($B)

Wealth Management and Trust ■ DGHM ■ Anchor ■ BOS

- 2015: 27.6
- 2016: 27.6
- 2017: 30.5
- 2018: 15.9
- 2019: 16.8
- Q3 2020: 16.3

-47% Change

BPFH Wealth and Investment Management Fee Income ($M)

Wealth Management and Trust Fees ■ Investment Management Fees

- 2015: 147.4
- 2016: 139.0
- 2017: 143.4
- 2018: 121.5
- 2019: 85.9

-40% Change





Source: BPFH Form 10-K, filed February 28, 2020 (see pages 22 and 34); BPFH Form 10-K, filed February 27, 2019 (see pages 25 and 38); BPFH Form 10-K, filed February 28, 2018 (see pages 26 and 40); BPFH Form 10-Q, filed November 5, 2020 (see page 46).

41




Since then, BPFH has struggled to contain AUM outflows, even as the wealth segment has generated new business

BPFH Wealth Management Net Flows ($M)

"Net flows of negative $100M were driven by $271M of outflows linked to previously announced adviser departures, which were partially offset by $171M of new client business."

"...overall net flows were slightly negative, due in particular to a known terminating legacy trust and an unrelated departure of an adviser."

"The segment's outflow for the quarter were primarily driven by client assets going from our fixed income products into our bank deposit products."

$176 — Q1 2020

$60 — Q2 2020

Q3 2019 — ($100)

Q4 2019 — ($114)

Q3 2020 — ($12)

BPFH Wealth Management New Business ($M)

$171 — Q3 2019

$407 — Q4 2019

$282 — Q1 2020

$251 — Q2 2020

$299 — Q3 2020



Source: BPFH Third Quarter 2020 Results presentation, filed October 22, 2020 (see slide 16); BPFH FQ3 2019 Earnings Call, filed October 25, 2019 (see page 7); BPFH FQ4 2019 Earnings Call, filed January 23, 2020 (see page 5) ; BPFH FQ3 2020 Earnings Call, filed October 22, 2020 (see page 5).

Yet despite its failures in wealth management, BPFH is stubbornly committed to rebuilding the business

- BPFH has not only failed to grow its wealth management business but to keep it from shrinking through continued advisor departures and AUM outflows

- While the excuses for AUM outflows vary from one quarter to the next, the bottom line is that the business is not growing and most definitely not on track to reach BPFH's target

- Yet, despite this, BPFH is stubbornly committed to doubling down on what is clearly a losing effort

- The bank's massive undervaluation underscores that the last thing investors want is for BPFH to throw more money into building a business that the Company has proven to be inept at running

"Today, BPFH laid out what we interpret as a fairly aggressive plan to grow AUM to $50B by 2022, or more than a tripling from current levels, and likely dependent on a combination of 1) stabilizing its existing business, 2) aggressively hiring of teams/advisors given new management's industry contacts, 3) developing talent internally, and 4) inorganic fee-based acquisitions (AUM). While we are hopeful that BPFH is nearing the end of organic net outflows, we also highlight the structural headwinds facing many of the its fee-based businesses, while at the same time the execution of a successful M&A strategy is also not without risk (e.g., Banyon deal led to significant outflows post integration)."

- KBW. (5/6/2019)[1]

Note: (1) KBW research note dated May 6, 2019.

BPFH has committed to an unrealistic and potentially very costly $50B AUM target by 2022

STRATEGY OUTCOME: PERFORMANCE PROFILE

		1Q19	2022 PROJECTIONS
GROWTH	AUM	$16.1 billion	$50.0 billion
	Balance Sheet	$8.6 billion	$11.2 billion
PROFITABILITY	Efficiency Ratio (consolidated basis)	69.7%	Less than 65%
	ROACE (operating basis)	11.0%	15.0%+
REVENUE MIX	Noninterest income contribution to revenue	29% of total revenue	Greater than 45% of total revenue

AUM = Assets Under Management / Advisory
ROACE = Return on Average Common Equity
Noninterest income includes Core Fees and Income
Effiiency Ratio and ROACE are non-GAAP measures

BOSTON PRIVATE
WEALTH · TRUST · PRIVATE BANKING

- BPFH's $50B AUM target is >200% above current AUM

- The Company has made no progress toward its target, with 3Q20 AUM of $16.3B vs $16,1B when the plan came out

- BPFH has said it will not acquire RIAs given current valuations

- This means BPFH will have to accomplish the vast majority of its growth through advisor hires, a potentially very costly strategy

Source: BPFH Investor Day presentation, filed May 6, 2019 (see page 20); BPFH Third Quarter 2020 Results presentation, filed October 22, 2020; S&P Global Market Intelligence.
Notes: (1) 3Q20 AUM (see page 3 of Third Quarter 2020 Results presentation); all other figures (S&P Global Market Intelligence).

Based on the poor hiring progress to date, we believe BPFH will struggle to attract advisors without paying them more

BPFH Advisor Hiring Progress

(In number of advisors)



54
54
108
Count on Investor Day
Hires to Double by 2022

"I have 54 advisers right now out of 756 employees where you can expect to see -- and Paul's already put some numbers out there, ***the adviser number is going to grow dramatically over the next 2 to 3 years***. And one of the things ***we've both been or all of us have been pleasantly surprised by is the interest that, frankly, some of the best talent on The Street*** -- you've really seen some of them join, have in Boston Private...We offer them that boutique environment with the banking platform, and which we think is a very compelling opportunity, a very compelling offering, ***and frankly, what we're not short of right now is a talent pool, an application pool of people who want to walk at -- work at Boston Private.*** That's one of the best surprises that we've had...but ***that's a number that I would expect to be more than double at the end of 2022, if not greater than that.***"

- Anthony DeChellis' Investor Day comments

Source: BPFH 2019 Investor Day Call, filed May 6, 2019 (see pages 6 and 23).

We estimate upfront payments to attract wealth advisors could total in the hundreds of millions

- Based on our understanding of the wealth management industry, BPFH will need to make significant upfront and back-end payments in cash to attract high-performing wealth advisors:
  - When moving from one firm to another, a wealth advisor typically receives an upfront promissory note providing cash in the amount of 1-3x their trailing twelve months revenue[1]
  - Advisors also receive back-end promissory notes (also cash) related to performance, which are earned over shorter timeframes than the upfront note[2]
  - Advisors generally want to be independent contractors who can leave at any time and are not subject to non-compete agreements (they want to own the client relationship)

- In the analysis below, we estimate the upfront cost and ROI of new AUM earning a 0.60% fee assuming a 1-3x upfront payment, 20%-30% margin and 50-80% AUM transfer rate

Illustrative AUM Growth Analysis

New AUM	$15,000,000
Fee %	0.60%
Trailing Revenue	$90,000
Upfront Cash Payment (Multiple of Trailing Rev.)	2.0x
Upfront Cash Payment	$180,000
AUM Transferred %	70%
AUM Transferred	$10,500,000
BPFH Fee	$63,000
EBITDA Margin %	25%
EBITDA	$15,750
ROI	8.8%

Upfront Cash Payment

Upfront Fee /	New AUM		
Trailing Rev.	$10,000,000	$15,000,000	$20,000,000
1.0x	$60,000	$90,000	$120,000
2.0x	$120,000	$180,000	$240,000
3.0x	$180,000	$270,000	$360,000

Return on Investment

% of AUM	EBITDA Margin		
Transferred	20%	25%	30%
80%	8.0%	10.0%	12.0%
70%	7.0%	8.8%	10.5%
60%	6.0%	7.5%	9.0%
50%	5.0%	6.3%	7.5%

Source: Conversations with BPFH management; Conversations with industry experts.
Notes: (1) The promissory note is typically amortized over a timeframe of approximately ten years and may contain clawback provisions related to the advisor's performance; (2) The performance-based promissory note is typically granted upon achieving specified AUM and/or revenue hurdles and amortized over a shorter timeframe than the upfront promissory note.

We are concerned BPFH will sacrifice margin for growth like its aspirational peer, First Republic Bank

FRC AUM and AUA ($B)



FRC Wealth Segment Operating Expenses / Fees



Source: FRC form 10-K, filed February 28, 2020 (see pages 74 and 75); FRC form 10-K, filed February 28, 2019 (see pages 76 and 171); FRC form 10-K, filed February 28, 2018 (see pages 73 and 170); BPFH form 10-K, filed February 28, 2020 (see page 29).

Wall Street analysts share our lack of confidence in BPFH's ability to successfully grow the wealth business

Firm[1]	Rating	Price Target
Piper Sandler & Co.	Hold	$6.50
KBW	Hold	$8.00
Janney Montgomery Scott	Hold	$7.75
Truist Securities	Hold	$7.00
Wedbush Securities	Hold	$8.00
Average Target Price		**$7.45**
BPFH Price (1/4/21)		**$8.39**
Target Discount to Current		(11.2%)

Piper Sandler AUM Estimate ($B)[2]



$16.3	$16.5	$19.2	$21.8	$50.0
Q3 2020A	2020	2021	2022	BPFH 2022 Target

"All told, as we discussed after BPFH's investor day in May we believe the more than tripling of its AUM base is an incredibly tall feat with acquisition pricing/discounted P/TBV multiple serving as a near-term headwind to this leg of the expansion strategy, in our view."

- KBW. (12/4/2019)[3]

"Our initial reaction is that we heard a lot of what we thought we would hear, however we do think that the growth targets are aggressive. BPFH aims to be much bigger in the wealth business and has given itself three years to triple total AUM and grow fee revenue. Growing AUM and increasing fee income as a percentage of total revenue is a story that we've heard before, including at BFPH, and so we need to see some seasoning before getting fully on board. "

- Sandler O'Neill (5/6/2019)[2]

Notes: (1) S&P Global Market Intelligence broker estimates as of January 4, 2021; (2) Sandler O'Neill research note dated May 6, 2019; (3) KBW research note dated December 4, 2019.

HOLDCO
ASSET MANAGEMENT

VII. BPFH'S POTENTIAL VALUE IN A SALE / MERGER

HoldCo requests that BPFH commit to running a sale process

- Based on the Company's operating and market performance, we think it is clear BPFH has not "earned its independence" and request that the Board evaluate all options including a sale of the bank to maximize value

- We believe the franchise, either as a whole or in parts, would be very attractive to potential acquirers who could unlock substantial trapped value through:
  - Cost savings within both the private bank and wealth segments
  - Replacement of non-core deposits with BPFH's lower cost core deposits
  - Remixing of BPFH's loan portfolio toward higher yielding asset classes
  - Addition of substantial fee income through BPFH's sizeable wealth business
  - Rationalization of branch footprint through separation of east and west coast businesses
  - Return or leveraging of BPFH's substantial excess capital

- HoldCo has a deep knowledge of the banking M&A landscape and believes there would be several potential buyers who could offer BPFH shareholders a meaningful premium today as well as future upside in a stock-based transaction
  - We have spoken with a number of these buyers and confirmed their interest in franchises with BPFH's attributes
  - Many of these acquirers operate wealth businesses that would enable BPFH shareholders to realize the scale benefits BPFH management is currently pursuing without spending our own capital

We believe a number of banks could be interested in acquiring or merging with BPFH

- The list below is not intended to be an exhaustive list of potential acquirers

Overview of Potential Acquirers

Bank	HQ Location	Assets ($B)[1]	Market Cap ($B)	Price/TBV[1]	P/2022 EPS[2]
RBC	Toronto, CAD	$1,254.9[3]	$116.6[4]	2.49x[3][4]	14.6x
Citizens Financial Group	Providence, RI	179.2	15.2	1.10x	10.2x
First Republic Bank	San Francisco, CA	133.2	25.6	2.68x	22.6x
People's United	Bridgeport, CT	60.9	5.4	1.24x	11.3x
Webster Financial	Waterbury, CT	33.0	3.8	1.51x	11.4x
Eastern Bankshares[5]	Boston, MA	17.0	2.9	1.02x	21.9x
Independent Bank Corp.	Rockland, MA	13.2	2.4	2.06x	19.1x
NBT Bancorp	Norwich, NY	10.9	1.4	1.59x	12.2x
First Foundation	Irvine, CA	6.5	0.9	1.52x	9.9x
Bryn Mawr Bank Corp.	Bryn Mawr, PA	5.0	0.6	1.47x	10.7x

Source: S&P Global Market Intelligence data through January 4, 2021; Bloomberg (CAD/USD exchange rate); EBC Form 424B3, filed August 18, 2020.
Notes: (1) Data as of the most recent quarter; (2) CIQ consensus mean estimates; (3) Converted into USD at an exchange rate of 0.7456 USD/CAD (July 31, 2020 exchange rate); (4) Converted into USD at an exchange rate of 0.7826 USD/CAD (January 4, 2021 exchange rate); (5) Adjusted for HoldCo's estimate of the impact of EBC's October 14, 2020 mutual-to-stock conversion.

We have evaluated an acquisition of BPFH by EBC, PBCT and INDB using the following key assumptions

Assumption	Details
Consideration	• EBC (100% cash); PBCT (100% stock); INDB (100% stock) • BPFH options cashed out at excess of purchase price over strike price, if any
Price Range	• Price range targets 3-5 year tangible book value earn-back period and mid- to high-teens IRR
Earnings[1]	• Acquirers: Consensus estimates through 2022; 5% growth after • BPFH: Consensus estimates through 2022, adjusted for recapture of provision expense (included in credit mark); 5% growth after
Cost Savings and Merger Charges	• Cost savings: 45% of BPFH's operating expenses • Merger charges: 1.5x cost savings recognized at close
Credit Mark	• 2% gross credit mark
Share Repurchase Scenario	• Assumes ~$115M BPFH share repurchase prior to the trx. (target 8% Tier 1 Lev. Ratio) • Funded with holding company subordinated debt with 4% coupon
Loan Portfolio Remixing Scenario	• Assumes acquirer runs off BPFH's 1-4 family loans over five years and replaces with higher yielding commercial loans • Assumes 100 bps pre-tax yield pickup
Core Deposit Intangible (CDI)	• CDI created equal to 0.50% of BPFH's non-time deposits • Amortized over 10 years on a sum-of-the-years' digits basis
Impact of Crossing $10B Assets	• None modeled: BPFH has historically generated *de minimus* interchange fees
Cost of Cash	• 4.00% based on estimated cost of subordinated debt
Tax Rate	• 21% tax rate
Closing Date	• 9/30/2020 for illustrative purposes

Notes: (1) CIQ consensus mean estimates.

Selected acquirer: EBC overview

- Following its October 14, 2020 mutual-to-stock conversion, EBC has the scale and capital to acquire BPFH, which would be an excellent fit for its Greater Boston franchise

Overview	
Ticker:	NASDAQ: EBC
Headquarters:	Boston, MA
MRQ Assets:	$17.0B
Branches:	899
3/31/20 AUM:	$2.4B
Market Cap:	$2.9B
Price/2022E EPS:	21.9x
Price/MRQ TBV:	1.02x
Dividend Yield:	No dividend
MRQ TCE/TA	17.4%

EBC / BPFH Massachusetts Branch Footprint



EBC Acquisition:	Location	Announced	Cost Savings	Price / TBV
Centrix	Bedford, NH	3/4/14	NA	2.16x
Wainwright	Boston, MA	6/29/10	NA	2.00x

Source: S&P Global Market Intelligence data through January 4, 2021; EBC Form 424B3, filed August 18, 2020.
Notes: EBC figures have been adjusted for HoldCo's estimate of the impact of EBC's October 14, 2020 mutual-to-stock conversion.

HOLDCO
ASSET MANAGEMENT

Selected acquirer: EBC's acquisition readiness

- EBC completed its mutual-to-stock conversion on October 14, 2020, raising $1.8B in gross proceeds
- Throughout its offering prospectus (see excerpts below), EBC emphasizes its interest in pursuing strategic acquisitions
- The bank has completed seven acquisition over the past two decades, including two (MASSBANK and Wainwright) in the Greater Boston area
- Given EBC's eagerness to pursue an acquisition, there is a real risk to missing out if EBC finds another attractive opportunity to deploy its capital

Pursue opportunistic acquisitions. We intend to prudently pursue opportunities to acquire banks in our existing and contiguous markets that create attractive financial returns. Our focus will primarily be on franchises that enhance our funding profile, product capabilities or geographic density, while maintaining an acceptable risk profile. We believe the vital need to make increasingly significant technological investments has greatly amplified the importance of scale in banking. In addition, we believe that the Covid-19 pandemic recession will increase the rate of consolidation in the banking industry. We believe that after the offering we will be well-positioned as a consolidator in the banking market because of our financial strength, reputation and culture. In addition, we intend to continue to pursue opportunistic acquisitions of additional insurance agencies in existing and contiguous markets.

Better positioning us to pursue opportunistic strategic transactions within our existing and contiguous markets and through digital delivery channels. We believe the additional capital raised in the offering, coupled with our structure as a publicly-traded company, will make us a more attractive and competitive bidder for mergers and acquisitions of other financial institutions or business lines as opportunities arise. We will be able to structure business combinations using stock, cash or a combination of both. We believe that the current economic recession will increase the rate of consolidation in the banking industry. We have completed seven bank acquisitions or mergers since 1999, the most recent of which was our 2014 acquisition of New Hampshire-based Centrix Bank. We also expect that a portion of the proceeds of the offering will be used to fund acquisitions of independent insurance agencies by Eastern Insurance Group LLC. From 2004 through 2018, we expanded Eastern Insurance Group LLC by acquiring 31 independent insurance agencies for an aggregate price of $124.9 million. We expect to maintain a disciplined approach to strategic transactions, focusing on opportunities in or contiguous to our market that create value for our shareholders and that we believe will likely materially enhance the strength of our franchise, while maintaining an acceptable risk profile. We do not currently have any agreement or understanding regarding any specific transaction.

Source: EBC Form 424B3, filed August 18, 2020; EBC Form 8K, filed October 14, 2020.

Selected acquirer: EBC merger impact (100% cash)

- Our analysis indicates that EBC could offer BPFH shareholders up to ~$14.25 per share

Purchase Premium Analysis Assuming 45% Cost Savings					
	Merger at Premium of:			EBC	BPFH
	50.0%	60.0%	70.0%	Standalone	Standalone
BPFH Merger Valuation:					
Price Per Share	$12.59	$13.42	$14.26	$15.74	$8.39
Equity Value ($M)	$1,036	$1,106	$1,176	$2,940	$690
Price / Reported MRQ TBV	1.33x	1.41x	1.50x	1.02x	0.88x
Price / MRQ Fair Value TBV	1.43x	1.52x	1.62x	-	-
Premium to Non-CDs	3.5%	4.5%	5.4%	0.4%	-1.2%
Marked Premium to Non-CDs	4.3%	5.2%	6.2%	-	-
Price / 2021E EPS	20.3x	21.7x	23.0x	26.2x	13.5x
Price / 2022E EPS	17.0x	18.1x	19.3x	21.9x	11.3x
Price / 2022E Contributed EPS	6.8x	7.3x	7.7x	-	-
EBC Acquisition Impact:					
2021E EPS / % Accretion	$0.95 / 59.0%	$0.94 / 56.1%	$0.92 / 53.3%	$0.60	$0.62
2022E EPS / % Accretion	$1.19 / 64.6%	$1.16 / 61.5%	$1.14 / 58.4%	$0.72	$0.74
TBV at Close / % Accretion	$13.78 / -10.9%	$13.54 / -12.4%	$13.31 / -13.9%	$15.46	$9.49
TBV Earnback (Years)	3.7	4.3	5.0	-	-
Internal Rate of Return	31.3%	29.1%	27.2%	-	-
TCE / TA at Close	13.5%	13.5%	13.5%	17.4%	8.3%
2022E Dividend Payout	0.0%	0.0%	0.0%	0.0%	32.4%

Source: S&P Global Market Intelligence data through January 4, 2021.

Selected acquirer: PBCT overview

- PBCT has a significant presence in Greater Boston as well as a wealth management business that could realize synergies in a combination with BPFH

Overview	
Ticker:	NASDAQ: PBCT
Headquarters:	Bridgeport, CT
MRQ Assets:	$60.9B
Branches:	419
MRQ AUM:	$8.9B
Market Cap:	$5.4B
Price/2022E EPS:	11.3x
Price/MRQ TBV:	1.24x
Dividend Yield:	5.6%
MRQ TCE/TA	7.5%

PBCT / BPFH Massachusetts Branch Footprint



PBCT Acquisition:	Location	Announced	Cost Savings	Price / TBV
United Financial	Hartford, CT	7/5/19	55%	1.25x
BSB	Belmont, MA	11/27/18	50%	1.60x
First Connecticut	Farmington, CT	6/19/18	50%	1.87x
Suffolk	Riverhead, NY	6/27/16	50%	1.96x

Source: S&P Global Market Intelligence data through January 4, 2021; PBCT Form 10-Q, filed November 6, 2020.

Selected acquirer: PBCT merger impact (100% stock)

- Our analysis indicates that PBCT could offer BPFH shareholders up to ~$13.50 per share

Purchase Premium Analysis Assuming 45% Cost Savings					
	Merger at Premium of:			PBCT	BPFH
	40.0%	50.0%	60.0%	Standalone	Standalone
BPFH Merger Valuation:					
Price Per Share	$11.75	$12.59	$13.42	$12.87	$8.39
Equity Value ($M)	$966	$1,036	$1,106	$5,395	$690
Price / Reported MRQ TBV	1.24x	1.33x	1.41x	1.24x	0.88x
Price / MRQ Fair Value TBV	1.33x	1.43x	1.52x	-	-
Premium to Non-CDs	2.5%	3.5%	4.5%	2.4%	-1.2%
Marked Premium to Non-CDs	3.3%	4.3%	5.2%	-	-
Price / 2021E EPS	18.9x	20.3x	21.7x	12.0x	13.5x
Price / 2022E EPS	15.9x	17.0x	18.1x	11.3x	11.3x
Price / 2022E Contributed EPS	6.4x	6.8x	7.3x	-	-
PBCT Acquisition Impact:					
2021E EPS / % Accretion	$1.16 / 8.1%	$1.14 / 6.9%	$1.13 / 5.8%	$1.07	$0.62
2022E EPS / % Accretion	$1.27 / 11.8%	$1.26 / 10.6%	$1.25 / 9.4%	$1.14	$0.74
TBV at Close / % Accretion	$9.99 / -3.6%	$9.88 / -4.7%	$9.77 / -5.7%	$10.37	$9.49
TBV Earnback (Years)	3.1	4.3	5+	-	-
Internal Rate of Return	33.6%	31.3%	29.1%	-	-
TCE / TA at Close	7.4%	7.4%	7.4%	7.5%	8.3%
2022E Dividend Payout	56.5%	57.1%	57.7%	63.2%	32.4%

Source: S&P Global Market Intelligence data through January 4, 2021.

HOLDCO ASSET MANAGEMENT

Selected acquirer: Impact on BPFH of PBCT stock merger

- A deal with PBCT in the 50% premium area would be very attractive to current BPFH shareholders
- Beyond the day 1 premium, current BPFH shareholders could benefit from value created through transaction synergies as well as a higher dividend

Value Per BPFH Share (78% Increase)



$8.39
$12.59
$13.92
$14.90
$7.45
Current (01/04/21)
With Purchase Premium
Pro Forma at Current Blended P/E Multiple
Pro Forma at Pre-Covid Blended P/E Multiple
Analyst Mean Price Target

Annualized Dividend Per Share



$0.24
$0.70
$0.78
BPFH Dividend
BPFH Pro Forma Dividend
BPFH PF Dividend at Acquirer Current 2022E Payout

	Current (01/04/21)	With Purchase Premium	Pro Forma at Current Blended P/E Multiple	Pro Forma at Pre-Covid Blended P/E Multiple	Analyst Mean Price Target
Per Share Value	$8.39	$12.59	$13.92	$14.90	$7.45
% Increase	-	50.0%	66.0%	77.6%	-11.2%
TBV	$9.49	$9.49	$9.66	$9.66	$9.49
Price/TBV	0.88x	1.33x	1.44x	1.54x	0.78x
2022E EPS	$0.74	$0.74	$1.23	$1.23	$0.74
Price/2022E EPS	11.3x	17.0x	11.3x	12.1x	10.1x

Source: S&P Global Market Intelligence data through January 4, 2021.

Notes: Illustrative analysis based on 50% premium and 45% cost savings; All pro forma metrics for BPFH are converted based on an exchange ratio of 0.9779 PBCT shares per BPFH share; Blended multiples are the standalone earnings weighted average P/Es of acquirer and target (current is as of January 4, 2021 using 2022E EPS and pre-Covid is as of December 31, 2019 using 2021E EPS on that date).

Selected acquirer: INDB overview

- INDB and BPFH share similar business models that would offer significant synergy opportunities and provide the necessary scale to compete with larger banks

Overview	
Ticker:	NASDAQ: INDB
Headquarters:	Rockland, MA
MRQ Assets:	$13.2B
Branches:	98
MRQ AUM:	$4.5B
Market Cap:	$2.4B
Price/2022E EPS:	19.1x
Price/MRQ TBV:	2.06x
Dividend Yield:	2.5%
MRQ TCE/TA	9.2%

INDB / BPFH Massachusetts Branch Footprint



INDB Acquisition:	Location	Announced	Cost Savings	Price / TBV
Blue Hills	Norwood, MA	9/20/2018	50%	1.78x
MNB	Milford, MA	5/29/2018	NA	2.04x
Island	Edgartown, MA	10/20/2016	NA	1.52x
New England	Hyannis, MA	3/17/2016	NA	1.36x
Peoples Federal	Brighton, MA	8/5/2014	45%	1.23x

Source: S&P Global Market Intelligence data through January 4, 2021; INDB Form 10-Q, filed November 5, 2020.

HOLDCO ASSET MANAGEMENT

Selected acquirer: INDB merger impact (100% stock)

- Our analysis indicates that INDB could offer BPFH shareholders up to ~$19 per share

Purchase Premium Analysis Assuming 45% Cost Savings					
	Merger at Premium of:			INDB	BPFH
	110.0%	120.0%	130.0%	Standalone	Standalone
BPFH Merger Valuation:					
Price Per Share	$17.62	$18.46	$19.30	$72.60	$8.39
Equity Value ($M)	$1,455	$1,525	$1,595	$2,393	$690
Price / Reported MRQ TBV	1.86x	1.94x	2.03x	2.06x	0.88x
Price / MRQ Fair Value TBV	2.00x	2.09x	2.19x	-	-
Premium to Non-CDs	9.3%	10.2%	11.2%	12.6%	-1.2%
Marked Premium to Non-CDs	10.0%	11.0%	11.9%	-	-
Price / 2021E EPS	28.4x	29.8x	31.1x	20.6x	13.5x
Price / 2022E EPS	23.8x	24.9x	26.1x	19.1x	11.3x
Price / 2022E Contributed EPS	9.6x	10.0x	10.5x	-	-
INDB Acquisition Impact:					
2021E EPS / % Accretion	$4.52 / 28.1%	$4.44 / 25.8%	$4.36 / 23.6%	$3.53	$0.62
2022E EPS / % Accretion	$5.25 / 37.8%	$5.16 / 35.3%	$5.07 / 33.0%	$3.81	$0.74
TBV at Close / % Accretion	$32.98 / -6.2%	$32.38 / -7.9%	$31.80 / -9.6%	$35.17	$9.49
TBV Earnback (Years)	1.8	2.3	2.9	-	-
Internal Rate of Return	20.7%	19.3%	18.1%	-	-
TCE / TA at Close	8.0%	8.0%	8.0%	9.2%	8.3%
2022E Dividend Payout	35.1%	35.7%	36.3%	48.3%	32.4%

Source: S&P Global Market Intelligence data through January 4, 2021.

HOLDCO ASSET MANAGEMENT

Selected acquirer: Impact on BPFH of INDB stock merger

- A deal with INDB in the 120% premium area would be very attractive to current BPFH shareholders
- Beyond the day 1 premium, current BPFH shareholders would benefit from value created through transaction synergies as well as the potential for INDB to raise its dividend given stronger earnings

Value Per BPFH Share (120% Increase)



$8.39
$18.46
$21.42
$18.48
$7.45
Current (01/04/21)
With Purchase Premium
Pro Forma at Current Blended P/E Multiple
Pro Forma at Pre-Covid Blended P/E Multiple
Analyst Mean Price Target

Annualized Dividend Per Share



$0.24
$0.47
$0.63
BPFH Dividend
BPFH Pro Forma Dividend
BPFH PF Dividend at Acquirer Current 2022E Payout

	Current (01/04/21)	With Purchase Premium	Pro Forma at Current Blended P/E Multiple	Pro Forma at Pre-Covid Blended P/E Multiple	Analyst Mean Price Target
Per Share Value	$8.39	$18.46	$21.42	$18.48	$7.45
% Increase	-	120.0%	155.3%	120.2%	-11.2%
TBV	$9.49	$9.49	$8.23	$8.23	$9.49
Price/TBV	0.88x	1.94x	2.60x	2.24x	0.78x
2022E EPS	$0.74	$0.74	$1.31	$1.31	$0.74
Price/2022E EPS	11.3x	24.9x	16.3x	14.1x	10.1x

Source: S&P Global Market Intelligence data through January 4, 2021.

Notes: Illustrative analysis based on 120% premium and 45% cost savings; All pro forma metrics for BPFH are converted based on an exchange ratio of 0.2542 INDB shares per BPFH share.

As BPFH prepares for a sale, the Company should be aggressively repurchasing shares at these levels

- Trading at 0.88x TBV, BPFH could generate significant accretion to both EPS and TBV through share repurchases instead of deploying capital toward its aggressive wealth management growth plan
- At September 30, 2020, HoldCo estimates over $200M of excess common equity based on BPFH’s 11.3% CET1 ratio and the 7.5% Basel III minimum plus capital conservation buffer
- Even if the Company repurchases only ~$115M targeting 8% Tier 1 Leverage, the impact would be very beneficial to shareholders (funded with subordinated debt costing 4%)

Capital Impact of Share Repurchase ($000)

	9/30/2020 Standalone	9/30/2020 w/Repurchase	bps Change vs Standalone	Basel III + Buffer	Standalone Excess vs Basel	Pro Forma Excess vs Basel
TCE/TA	8.3%	7.1%	(121)	NA	NA	NA
Tier 1 Leverage Ratio	9.2%	8.0%	(123)	4.0%	$482,996	$369,518
CET1 Ratio	11.3%	9.6%	(170)	7.5%	$219,712	$106,233
Tier 1 Ratio	12.8%	11.1%	(170)	8.5%	$219,838	$106,359
Total Capital Ratio	14.1%	14.1%	0	10.5%	$170,016	$170,016

EPS and TBV Impact of Share Repurchase

		9/30/2020	2021	2022	2023	2024	2025
Standalone EPS			$0.62	$0.74	$0.78	$0.82	$0.86
EPS w/ Share Repurchase			$0.69	$0.83	$0.88	$0.92	$0.97
Accretion vs Standalone $			*$0.07*	*$0.09*	*$0.10*	*$0.11*	*$0.12*
Accretion vs Standalone %			*11.2%*	*12.6%*	*12.9%*	*13.2%*	*13.5%*
		$9.71	$10.18	$10.80	$11.47	$12.17	$12.91
Standalone TBV	No	$9.49	$9.89	$10.41	$10.97	$11.57	$12.19
TBV w/ Share Repurchase	Yes	$9.71	$10.18	$10.80	$11.47	$12.17	$12.91
Accretion vs Standalone $		*$0.22*	*$0.29*	*$0.39*	*$0.49*	*$0.61*	*$0.72*
Accretion vs Standalone %		*2.3%*	*2.9%*	*3.7%*	*4.5%*	*5.2%*	*5.9%*

Source: S&P Global Market Intelligence data through January 4, 2021.

Potential acquirers could pay significantly more for BPFH following a share repurchase and loan portfolio remixing

- In addition to the undeniable benefits of repurchasing stock on a standalone basis, BPFH could generate even more value in a sale by reducing the share count at today's bargain price

- We also believe acquirers would value the opportunity to remix BPFH's loan portfolio toward higher yielding asset classes in the Company's attractive commercial banking markets
  - In Q3 2020, BPFH's loan portfolio yielded 3.28% vs the $5B-$15B peer median of 4.16%, driven in large part by a 3.14% yield on the Company's sizeable residential loan portfolio

- In the table below, we estimate the price each acquirer could pay for a 3-year TBV earnback assuming (1) BPFH repurchases ~$115M in common stock prior to a sale (targeting 8% Tier 1 Leverage) and (2) the acquirer repositions BPFH's loan portfolio over a 5-year period following the sale at a 1% pre-tax yield pickup

	EBC	PBCT	INDB
No buybacks or remix	$12.15	$11.65	$19.45
Day 1 Premium %	45%	39%	132%
With buybacks and remix	$13.10	$12.50	$21.00
Day 1 Premium %	56%	49%	150%